UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 5) *

KU6 MEDIA CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

447773 10 2

(CUSIP Number)

Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 5050-4740

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 20, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
4,042,571,164 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
4,042,571,164 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,042,571,164 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
55.9% (2)

14	Type of Reporting Person
CO, HC

_______________
(1)
Consists of (a) 1,796,233,064 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (“Ku6”) (including Shares represented by American Depositary Shares of Ku6 (the “ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”), (b) 1,538,461,538 Shares that will be acquired by Shanda Media pursuant to the Share Purchase Agreement dated as of April 1, 2011 by and between Shanda Media and Ku6 as described under Item 3 (the “April 1 Share Purchase Agreement”) and (c) 707,876,562 Shares that will be acquired by Shanda Media pursuant to the Equity Purchase Agreement dated as of April 20, 2011 by and between, among others, Shanghai Shanda Networking Co., Ltd. and Ku6 as described under Item 3 (the “April 20 Equity Purchase Agreement”).

(2)
This percentage is calculated based upon 7,231,911,993 Shares (including Shares represented by ADSs) that will be outstanding as of the later of (x) the closing date (the “Soushi Closing Date”) of the Soushi Share Acquisition (as defined below) and (y) the closing date (the “Shanda Investment Closing Date”) of the Shanda Share Acquisition (as defined below), as obtained from Ku6.

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1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
4,042,571,164 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
4,042,571,164 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
4,042,571,164 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
55.9% (2)

14	Type of Reporting Person
CO, HC

_______________

(1)
Consists of (a) 1,796,233,064 Shares (including Shares represented by ADSs) held by Shanda Media, (b) 1,538,461,538 Shares to be acquired by Shanda Media pursuant to the April 1 Share Purchase Agreement and (c) 707,876,562 Shares to be acquired by Shanda Media Pursuant to the April 20 Equity Purchase Agreement.

(2)
This percentage is calculated based upon 7,231,911,993 Shares (including Shares represented by ADSs) that will be outstanding as of the later of (x) the closing date (the “Soushi Closing Date”) of the Soushi Share Acquisition (as defined below) and (y) the closing date (the “Shanda Investment Closing Date”) of the Shanda Share Acquisition (as defined below), as obtained from Ku6.

Item 1.   Security and Issuer

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(a)      This statement relates to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (“Ku6”), including Shares represented by American Depositary Shares of Ku6, each representing 100 Shares (“ADSs”).

(b)      The address of Ku6’s principal executive office is Building 6, Zhengtongchuangyi Centre, No. 18 Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 2.    Identity and Background

(a)- (c), (f)   The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”) and Shanda Media Group Limited (“Shanda Media”) (each a “Reporting Person” and together, the “Reporting Persons”).

Shanda is incorporated with limited liability under the laws of the Cayman Islands.  Shanda Media is incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of the Reporting Persons is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Shanda is a leading interactive entertainment media company in China which offers a diversified entertainment content portfolio including, among other things, massively multiplayer online role playing games, advanced casual games and flash games, online (internet and wireless value-added services) and offline literature publication, online chess and board games platform, e-sports game platform and wireless value-added services, music and online video.  Shanda Media is a wholly-owned subsidiary of Shanda.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Shanda and Shanda Media.

(d)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Considerations

Pursuant to a Share Purchase Agreement by and between Shanda Media and Ku6 dated as of April 1, 2011, Shanda Media agreed to acquire 1,538,461,538 Shares from Ku6 for a total price of US$50,000,000 in cash on the Shanda Investment Closing Date (the “Shanda Share Acquisition”).

Pursuant to an Equity Purchase Agreement by and between, among others, Shanghai Shanda Networking Co., Ltd. and Ku6 dated as of April 20, 2011, Ku6 agreed to purchase 32% of the equity interests in Hangzhou Soushi Networking Co., Ltd. (“Hangzhou Soushi”) from Shanghai Shanda Networking Co., Ltd. and issue to Shanda Media as consideration 707,876,562 Shares (the “Soushi Share Acquisition”).

Item 4.   Purpose of the Transaction

Shanda Media intends to divest its equity interests in Hangzhou Soushi through the Soushi Share Acquisition and Ku6 intends to further expand its PRC operations and business network through the same.

Item 5.  Interest in Securities of the Issuer

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(a) –(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of the later of the Soushi Closing Date and the Shanda Investment Closing Date:
	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	4,042,571,164	0	4,042,571,164	4,042,571,164	55.9%

Shanda Media Group Limited	0	0	4,042,571,164	0	4,042,571,164	4,042,571,164	55.9%

(1)
Include 1,538,461,538 Shares to be to be acquired by Shanda Media pursuant to the April 1 Share Purchase Agreement and 707,876,562 Shares to be to be acquired by Shanda Media pursuant to the April 20 Equity Purchase Agreement.

(2)
This percentage is calculated based upon 7,231,911,993 Shares (including Shares represented by ADSs) that will be outstanding as of the later of the Soushi Closing Date and the Shanda Investment Closing Date, as obtained from Ku6.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c) During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares other than the April 1 Share Purchase Agreement (including Shares represented by ADSs).

(d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Ku6.

Item 7.    Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated April 28, 2011 among Shanda Interactive Entertainment Limited and Shanda Media Group Limited.

Exhibit B – The Equity Purchase Agreement dated as of April 20, 2011 by and between, among others, Shanghai Shanda Networking Co., Ltd. and Ku6 Media Co., Ltd.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2011	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

April 28, 2011	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

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Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen(1)	China	Chairman of the Board and Chief Executive Officer
Qunzhao Tan	China	Non-executive Director
Danian Chen	China	Director and Chief Operating Officer
Qianqian Luo(1)	China	Non-executive Director
Jingsheng Huang(2)	U.S.A.	Independent Director
Chengyu Xiong(2)	China	Independent Director
Kai Zhao(2)	China	Independent Director
Jin Zhang	China	Vice President
Grace Wu	U.S.A.	Director and Chief Financial Officer
Haifa Zhu	China	Chief Investment Officer
Danning Mi	China	Chief Information Officer

(1) Member of the compensation committee.
(2) Member of the audit committee.

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MEDIA

        Mr. Tianqiao Chen, Chairman and Chief Executive Officer of Shanda, is the sole director of Shanda Media. Shanda Media has no executive officers.

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the ordinary shares, par value $0.00005 per share (the “Shares”), including Shares represented by American Depositary Shares, each representing 100 Shares, of Ku6 Media Co., Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 28th day of April, 2011.

April 28, 2011	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Chairman and Chief Executive Officer

SHANDA MEDIA GROUP LIMITED

April 28, 2011	By:	/s/ Tianqiao Chen
		Name:	Tianqiao Chen
		Title:	Director

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EXHIBIT B

EQUITY PURCHASE AGREEMENT

AGREEMENT (this “Agreement ”) dated as of April 20, 2011 between (1) the Persons set forth in Schedule I hereto (collectively, “Sellers”), (2) Ku6 Media Co., Ltd., a company incorporated under the laws of the Cayman Islands (“Buyer”) and (3) Hangzhou Soushi Networking Co., Ltd. (杭州搜视网络有限公司), a limited liability company formed under the laws of the PRC (the “Company”).

W I T N E S S E T H:

WHEREAS, Sellers are all of the shareholders of the Company;

WHEREAS, Sellers intend to sell to Buyer (or its designee), and Buyer intends to (or cause its designee to) purchase from Sellers, all of the equity interest in the Company subject to the terms and conditions herein;

WHEREAS, each Seller intend to enter into a lock -up agreement with Buyer to lock up the Buyer Shares (as defined below) to be received by such Seller as consideration for the sale of such equity interest.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“ADSs” means the American Depositary Shares of Buyer, each representing 100 Buyer Shares, listed on NASDAQ.

“Applicable Law” means, with respect to any Person, any national, federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, directive, guidance, instruction, direction, permission, waiver, notice, condition, limitation, restriction or prohibition or other similar requirement enacted, adopted, promulgated, imposed, issued or applied by a Governmental Authority that is binding upon or applicable to such Person, its properties or assets or its business or operations, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Shanghai, Beijing or Hong Kong are authorized or required by Applicable Law to close.

“Buyer Shares” means the ordinary shares of Buyer, par value US$0.00005 per share.

“Closing Date” means the date of the Closing.

“Government Official” shall be broadly defined to include any (i) officer or employee at any level of the government of the PRC or any other country (including its political subdivisions), or any department, agency, or instrumentality thereof, or of a public international organization, or any natural person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality or any such public international organization; (ii) any candidate for political office; or (iii) any person who holds or held a prominent public position in the PRC or any other country (including its political subdivisions), including head of state, senior government, judicial or military official, official of a political party, candidate for political office, or senior executive of a state-owned enterprise of national importance.

“Governmental Authority” means any multinational, foreign, national, federal, state, local or other governmental, statutory or administrative authority, regulatory body or commission or any court, tribunal or judicial or arbitral authority which has any jurisdiction or control over either party (or their affiliates).

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) trade secrets, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyrights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights, (vi) Software and (vii) any similar intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment, and all associated documentation owned by the Company or any of its Subsidiary or licensed or leased by the Company or any of its Subsidiary pursuant to written agreement (excluding any public networks).

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Lock-Up Agreement ” of any Seller means a Lock-Up Agreement to be entered into on the Closing Date by such Seller (in the case of Shanda Networking, by Shanda Media) and Buyer, substantially in the form attached hereto as Exhibit A.

“Mr. Wu” means Wu Bin, a PRC citizen with ID Number 330724197310070053 and a shareholder of the Company.

“Mr. Yang” means Lianghai Yang, a PRC citizen with ID Number 350322197601131556 and a shareholder of the Company.

“NASDAQ” means the NASDAQ Stock Market.

“1933 Act” means the Securities Act of 1933 of the U.S., as amended, and the rules and regulations promulgated thereunder.

“Person” means an individual, company, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“PRC” means the People’s Republic of China, excluding, for purposes of this Agreement only, Hong Kong, Macau and Taiwan.

“PRC GAAP” means generally accepted accounting principles in the PRC.

“PRC IP Laws” means, collectively,《互联网著作权行政保护办法》、《信息网络传 播权保护条例》、《最高人民法院关于审理涉及计算机网络著作权纠纷案件适用法律若干问题的解释》and other Applicable Laws relating to the intellectual property rights of contents posted on or otherwise accessible through the internet.

“SAIC ” means the State Administration of Industry and Commerce of the PRC or its authorized local branch, as the case may be, or any successor thereto.

“Shanda Media” means Shanda Media Group Limited, a company incorporated under the laws of the British Virgin Islands.

“Shanda Networking” means Shanghai Shanda Networking Co., Ltd., a company formed under the laws of the People’s Republic of China and a shareholder of the Company.

“Software” means computer software (whether in source code or object code form).

“Subsidiary” means, with respect to any Person, any entity (i) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person or (ii) directly or indirectly Controlled by such Person.

“U.S.” means the United States of America.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Buyers	Preamble
Buyer Designee	2.01
Closing	2.02
Company	Preamble
Consideration Shares	2.01
Employment Agreements	6.07
Initial Company Designee	6.17
Material Contracts	4.09
Permits	4.14
Seller	Preamble
Social Insurance	4.18
Sold Interest	2.01

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all applicable Laws.

ARTICLE 2
PURCHASE AND SALE

Section 2.01. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, each Seller agrees to sell to Buyer or a Person designated by Buyer in writing at least 5 Business Days prior to the Closing Date (the “Buyer Designee”), and Buyer agrees to purchase or cause the Buyer Designee to purchase, from such Seller, the equity interest in the Company set forth opposite the name of such Seller in Schedule I hereto (such Seller’s “Sold Interest”), on the Closing Date, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such equity interest) in exchange for the issuance to such Seller (or Shanda Media in the case of Shanda Networking) of a number of Buyer Shares equal to the number set forth opposite the name of such Seller in Schedule II hereto (such Seller’s “Consideration Shares”).

Section 2.02. Closing. The closing (the “Closing”) of the transactions described in 2.01 shall take place as soon as possible, but in no event later than 5 Business Days, after satisfaction of the conditions set forth in Atricle 7 (or at such other time as the parties hereto may agree) at a place as the parties hereto may agree. At the Closing,

(a) Sellers shall deliver or cause to be delivered to Buyer the amended business license of the Company issued by the SAIC indicating that Buyer or the Buyer Designee is the sole shareholder of the Company; and

(b) Buyer shall deliver to each Seller (i) a certified copy of the register of members of Buyer indicating that such Seller (or Shanda Media in the case of Shanda Networking) is the record holder of such Seller’s Consideration Shares and (ii) a share certificate for such Consideration Shares duly issued to such Seller (or Shanda Media in the case of Shanda Networking) if such Seller so requests.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, severally and not jointly, represents and warrants to Buyer as of the date hereof and as of the Closing Date that:

Section 3.01. Legal Status; Power. (a) If such Seller is not an individual, such Seller is a company duly incorporated, validly existing and in good standing (if applicable) under the laws of its incorporation and has the corporate power to enter into this Agreement and such Seller’s Lock-Up Agreement and to perform its obligations hereunder and thereunder.

(b) If such Seller is an individual, such Seller is a citizen and resident of the PRC and has the legal power and capacity to enter into this Agreement and such Seller’s Lock-Up Agreement and to perform his or her obligations hereunder and thereunder.

Section 3.02. Authority. If such Seller is not an individual, the execution and delivery of this Agreement and such Seller’s Lock-Up Agreement, the performance of the obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate or organizational actions of such Seller and no other corporate or organizational proceedings on the part of such Seller are necessary to authorize such execution, delivery or performance or to consummate such transactions.

Section 3.03. Governmental Authorization. The execution, delivery and performance by such Seller of this Agreement and such Seller’s Lock-Up Agreement and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than the registration of the transfer of such Seller’s Sold Interest with SAIC.

Section 3.04. Noncontravention. The execution, delivery and performance by such Seller of this Agreement and such Seller’s Lock-Up Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the constitutional documents of such Seller (if such Seller is not an individual), (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) constitute a default (with or without the giving of notice or the lapse of time or both) under, require the consent or approval of any Person under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of such Seller or to a loss of any benefit to which he or it is entitled under any provision of any contract binding upon such Seller or any of his or its assets or properties, or (iv) result in the creation or imposition of any Lien (or any obligation to create any Lien) on any assets or properties of such Seller (including such Seller’s Sold Interest).

Section 3.05. Enforceability. This Agreement constitutes, and such Seller’s Lock-Up Agreement when executed by such Seller will constitute, a legal, valid and binding agreement of such Seller, enforceable against Seller in accordance with their respective terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.06. Ownership of the Sold Interest. Such Seller is the record and beneficial owner of such Seller’s Sold Interest, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Sold Interest).

Section 3.07. Litigation. There is no action, suit, investigation or proceeding pending against or, to the knowledge of such Seller, threatened against or affecting such Seller before any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or such Seller’s Lock-Up Agreement.

Section 3.08. Regulation S. The Option Holder is Not a “U.S. person” (as such term is defined in Regulation S of the 1933 Act) and is outside of the U.S.

Section 3.09. Investment Purpose. Such Seller is obtaining its Consideration Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof or of any interest therein. Such Seller (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of receiving its Consideration Shares as consideration for the sale of its Sold Interest and is capable of bearing the economic risks of such transaction.

Section 3.10. Exempt from Registration; Restricted Securities. Such Seller understands that its Consideration Shares will not be registered under the 1933 Act or registered or listed publicly pursuant to any other Applicable Laws on the ground that the sale provided for in this Agreement is exempt from registration under the 1933 Act or the registration or listing requirements of any other applicable securities law, and that the reliance of Buyer on such exemption is predicated in part on such Seller’s representations set forth in this Agreement. Such Seller understands that its Consideration Shares are “restricted securities” within the meaning of Rule 144 under the 1933 Act and that such Consideration Shares are not registered or listed publicly and must be held indefinitely unless they are subsequently registered or listed publicly or sold pursuant to an exemption from such registration or listing is available.

Section 3.11. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of such Seller or any other party hereto who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement from any party other than such Seller.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES ABOUT THE COMPANY

Each Seller (other than Shanda Networking), jointly and severally, represents and warrants to Buyer as of the date hereof and as of the Closing Date that:

Section 4.01. Corporate Existence and Power. Each of the Company and its Subsidiaries is a limited liability company duly formed, validly existing and in good standing under the laws of the PRC and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02. Corporate Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby are within the Company’s corporate powers and have been duly authorized by all necessary corporate action on the part of the Company. This Agreement constitutes a valid and binding agreement of the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 4.03. Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority.

Section 4.04. Noncontravention. The execution, delivery and performance by the Company or any of the Sellers of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the articles of incorporation or other constitutional documents of the Company or any of its Subsidiaries, (ii) violate any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its Subsidiaries or to a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Contract of the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries.

Section 4.05. Capitalization. (a) The registered capital of the Company is RMB 10,000,000.

(b)  The Company holds all of the equity interests in each of its Subsidiaries.

(c) All of the registered capital of the Company and each of its Subsidiaries has been timely and adequately contributed in accordance with the Applicable Laws. There are no resolutions pending to increase the registered capital of the Company or any of its Subsidiaries.

(d) All changes to the share capital (including capital increase and capital reduction) and all changes in the shareholding (including transfers by shareholders) of the Company and each of its Subsidiaries have been duly authorized and approved by and filed and registered with the relevant Governmental Authorities in the PRC, and have been made in full compliance with the Applicable Laws.

(e) Except for this Agreement, there is no agreement, arrangement or obligation of any kind (and no authorization therefore has been given) obligating the Company or any other Person to issue or sell, or cause to be issued or sold, any equity interests in the Company or any of its Subsidiaries.

Section 4.06. Financial Statements. The financial statements of the Company and its Subsidiaries provided to Buyer prior to the date hereof fairly present, in conformity with the PRC GAAP applied on a consistent basis, the financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended.

Section 4.07. No Material Liabilities. Other than those disclosed to the Buyer prior to the date hereof, there are no material liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances which would reasonably be expected to result in such a liability.

Section 4.08. Related Party Transactions. Neither the Company nor any of its Subsidiaries is indebted, either directly or indirectly, to any Seller (other than Shanda Networking) or any Affiliate of any Seller (other than Shanda Networking) or any other Affiliate of the Company or any of its Subsidiaries in any amount whatsoever. No Seller (other than Shanda Networking) nor any Affiliate of any Seller (other than Shanda Networking), nor any other Affiliate of the Company nor any of its Subsidiaries, is, directly or indirectly, a party to or otherwise an interested party with respect to any contract with the Company or any of its Subsidiaries.

Section 4.09. Material Contracts. (a) The Company has delivered a true and complete copy of all agreement, commitment, arrangement or plan that is material to the Company or any of its Subsidiaries (collectively, the “Material Contracts”).

(b) Each Material Contract is a valid and binding agreement of the Company or a Subsidiary of the Company, as the case may be, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any other party thereto is in default or breach in any material respect under the terms of any such Material Contract, and, to the knowledge of the Company, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder.

Section 4.10. Litigation. Other than those disclosed to the Buyer by the date hereof, there is no action, suit, investigation or proceeding (or any basis therefor) pending against or affecting, or to the knowledge of the Company, threatened against, the Company or any of its Subsidiaries or any of their respective properties before any arbitrator or any Governmental Authority.

Section 4.11. Compliance with Laws and Court Orders. (a) Neither the Company nor any of its Subsidiaries is in violation of, and has not violated, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law.

(b) Neither the Company nor any of its Subsidiaries has received written notice that it is under investigation with respect to any violation of any Applicable Laws. Other than those disclosed to the Buyer prior to the date hereof, there is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries.

(c) Article 6 None of the Company, any of its Subsidiaries, or any of the directors, employees or agents of the Company or any of its Subsidiaries has made any offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value to any Government Official or political party for purposes of influencing any act or decision of such official or party in his or its official capacity, in order to obtain or retain business or secure any improper advantage.

(ii) No Seller (other than Shanda Networking) is a Government Official (or close family member of a Government Official) who is in a position to award or influence decisions favorable to the Company or any of its Subsidiaries. To the knowledge of the Company, none of the officers or directors of the Company or any of its Subsidiaries is a Government Official (or close family member of a Government Official) who is in a position to award or influence decisions favorable to the Company or any of its Subsidiaries.

Section 4.12. Properties. The Company and its Subsidiaries have good and marketable title to, or in the case of leased property and assets have valid leasehold interests in, all property and assets (whether real, personal, tangible or intangible) currently used or held by the Company or its Subsidiaries. None of such property or assets is subject to any Lien.

Section 4.13. Intellectual Property.

(a) The Company and each of its Subsidiaries owns, or is licensed to use or distribute, as applicable, pursuant to a written agreement (in each case, free and clear of any Liens), all Intellectual Property used in, distributed by the Company or any of its Subsidiaries in, or necessary for the conduct of its business as currently conducted, and the Company has delivered to Buyer a complete and correct list of such Intellectual Property.

(b) Other than disclosed to the Buyer prior to the date hereof, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property of any Person.

(c) Other than disclosed to the Buyer prior to the date hereof, the Company and its Subsidiaries (i) are not hosting any contents on (or otherwise accessible through) their websites that were uploaded, posted or otherwise made accessible through such websites in breach of any Applicable Laws relating to any Intellectual Property of any Person and (ii) have taken all measures to satisfy the safe harbor specified in the PRC IP Laws.

(d) To the knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property owned by the Company or any of its Subsidiaries.

(e) Except for those that have been disclosed to Buyer prior to the date hereof, neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending or threatened claim, action, suit, order or proceeding with respect to any Intellectual Property used or distributed by the Company or any of its Subsidiaries or alleging that any services provided, processes used or products distributed, manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property of any Person.

(f) The consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property of the Company or any of its Subsidiaries or impair the right of Buyer to distribute, develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property owned by the Company or any of its Subsidiaries.

(g) The Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all trade secrets owned, used or held for use by the Company or any of its Subsidiaries and no such trade secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements.

(h) The IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets.

(i) The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(j) All Software owned by the Company or any of its Subsidiaries was (A) developed by employees of the Company or its Subsidiaries working within the scope of their employment, (B) developed by officers, directors, agents, consultants, contractors, subcontractors or others who have executed appropriate instruments of assignment or who have agreed in writing to effect such assignment, which ultimately runs in favor of the Company or one of its Subsidiaries as assignee, which assignments have conveyed or will convey to the Company or such Subsidiary ownership of all of such person’s rights in the Intellectual Property relating to such developments, or (C) acquired in connection with acquisitions in which the Company or one of its Subsidiaries obtained appropriate representations, warranties or indemnities from the transferring party relating to the title to such Intellectual Property.

(k) There are no defects in any Software distributed by the Company or any of its Subsidiaries that would prevent such Software from performing in accordance with its user specifications and there are no viruses, worms, Trojan horses or similar programs in any such Software.

(l) None of the Software distributed by the Company or any of its Subsidiaries contains any software code that is licensed under any terms or conditions that require that any software be (A) made available or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (D) redistributable at no charge.

Section 4.14. Licenses and Permits. Each license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries (the “Permits”)is valid and in full force and effect in all material respects. Neither the Company nor any of its Subsidiaries is in material default under, and no condition exists that with notice or lapse of time or both would constitute a material default under, the Permits. None of the Permits will be terminated or impaired or become terminable, in whole or in part, as a result of the transactions contemplated hereby.

Section 4.15. Selling Documents . None of the documents or information delivered to Buyer in connection with the transactions contemplated by this Agreement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not misleading.

Section 4.16. Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.17. Taxes. (a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been in accordance with all Applicable Law, and all filed Tax Returns are true and complete in all material respects.

(b) The Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with PRC GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c) The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2010 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d) There is no claim, audit, action, suit, proceeding or investigation now pending or, to the knowledge of the Company, threatened against or with respect to the Company or any of its Subsidiaries in respect of any Tax or Tax asset.

(e) No assessment of Tax has been proposed in writing against the Company or any of its Subsidiaries or any of their respective assets and properties and to the knowledge of the Company, there are no grounds for any such assessment. There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries for any taxable period.

(f) Neither the Company nor any of its Subsidiaries has participated in any arrangement whereby any Tax liability or any Tax asset of the Company or any of its Subsidiaries was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax liability or any Tax asset of any other person.

(g) “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Closing Date a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and

Article 10 liability of the Company or any of its Subsidiaries for the payment of any amount with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement). “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any election with respect to Taxes.

Section 4.18. Employees; Labor Relations.

(a) None of the employees of the Company and its Subsidiaries has indicated to the Company or such Subsidiary that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(b) There are no disputes pending or, to the knowledge of the Company, threatened in writing between the Company or any of its Subsidiaries and any trade union or other representatives of its employees. Neither the Company nor any of its Subsidiaries has entered into any collective bargaining agreement with any labor union.

(c) Each of the Company and its Subsidiaries (i) is in compliance with all Applicable Laws in all material respects relating to their respective employees, consultants, dispatched, subcontracted or outsourced workers and independent contractors, including all such Applicable Laws, Contracts, policies or plans relating to wages, hours, collective bargaining, compensation, benefits, terms and conditions of employment, termination of employment, employment discrimination, immigration, disability, civil rights, occupational safety and health, workers’ compensation, pay equity, collection and payment of withholding and/or social contribution taxes and similar Taxes, national pension, national medical insurance, worker’s compensation insurance, unemployment insurance and other mandatory social security matters, and (ii) is not engaged, in any material respect, in any unfair labor practice or discriminatory employment practice that is prohibited by Applicable Laws.

(d) Each of the Company and its Subsidiaries has complied with all Applicable Laws relating to social insurance and other benefits, including pension, medical insurance, work-related injury insurance, birth and nursery insurance and unemployment insurance (collectively, the “Social Insurance”). All contributions or payments required to be made or paid by each such Subsidiary or any employees of such Subsidiary to the relevant Governmental Authority with respect to any Social Insurance have been made or fully deducted, as applicable, and paid to on or before their due dates.

(e) No employee or former employee of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby.

(f) Neither the Company nor any of its Subsidiaries has any material liabilities in respect of actual or contingent employment termination payments to employees (including any severance payments, any cash-out or acceleration of options and restricted stock and any “gross-up” payments with respect to any of the foregoing).

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to each Seller as of the date hereof and as of the Closing Date that:

Section 5.01. Corporate Existence and Power. Buyer is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all corporate powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 5.02. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer (other than the Buyer Shareholder Approval). This Agreement constitutes a legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby require no material action by or in respect of, or material filing with, any Governmental Authority other than the registration of the transfer of such Seller’s Sold Interest with SAIC.

Section 5.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not

(i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of incorporation of Buyer, (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law or (iii) require the consent or waiver of any third party.

Section 5.05. Litigation. There is no action, suit, investigation or proceeding pending against or, to the knowledge of Buyer, threatened against or affecting Buyer before any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 5.06. Issuance of Buyer Shares. Such Seller’s Consideration Shares, when issued pursuant hereto, shall be fully paid and nonassessable.

ARTICLE 6
COVENANTS

Section 6.01. Best Efforts; Further Assurances. (a) Subject to the terms and conditions of this Agreement, each Seller and Buyer will use their best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Laws to consummate the transactions contemplated by this Agreement and such Seller’s Lock-Up Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement and such Seller’s Lock-Up Agreement.

(b) Each Seller agrees to execute and deliver, and cause to be executed and delivered, such agreements, instruments of transfer, assignments and other good and sufficient instruments of conveyance, transfer and assignment as may be necessary, desirable or appropriate to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer (or the Buyer Designee) all right, title and interest in such Seller’s Sold Interest.

Section 6.02. Certain Filings. Sellers and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 6.03. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by applicable Laws or any listing agreement with any securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 6.04. Conduct of the Company. (a) From the date hereof until the Closing Date, except as permitted by any other provision of this Agreement, each Seller shall use commercially reasonable efforts in its capacity as a shareholder of the Company and through persons designated by such Seller to the board of directors of the Company to instruct the Company to, and to cause each Subsidiary of the Company to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.

(b) Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement, from the date hereof until the Closing Date, the Sellers shall not permit the Company and its Subsidiaries to, and shall cause the Company and its Subsidiaries not to, do any of the following without the prior written consent of Buyer:

(i) amend the constitutional documents (whether by merger, consolidation or otherwise) of the Company;

(ii) declare, set aside or pay any dividend or other distribution (whether in cash or property or any combination thereof) in respect of the equity interest in the Company, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any equity interest in the Company;

(iii) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any equity interest in the Company or any of its Subsidiaries;

(iv) incur any capital expenditures or any obligations or liabilities in respect thereof, except for any capital expenditures not to exceed RMB$50,000 individually or RMB$100,000 in the aggregate;

(v) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than supplies in the ordinary course of business in a manner that is consistent with past practice;

(vi) sell, lease or otherwise transfer, or create or incur any Lien on, any of the assets, securities, properties, interests or businesses of the Company or any of its Subsidiaries;

(vii) make any loans, advances or capital contributions to, or investments in, any other Person;

(viii) create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof;

(ix) (A) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries or that would, after the Closing Date, limit or restrict in any material respect the Company, Buyer or any of their respective affiliates, from engaging or competing in any line of business, in any location or with any Person or (B) enter into, amend or modify in any material respect or terminate any material contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(x) (A) grant or increase any severance or termination pay to (or amend any existing arrangement with) any director, officer or employee of the Company or any of its Subsidiaries, (B) increase benefits payable under any existing severance or termination pay policies or employment agreements, (C) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries, (D) establish, adopt or amend (except as required by Applicable Law) any bonus, profit-sharing, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its Subsidiaries or (E) increase compensation, bonus or other benefits payable to any director, officer or employee of the Company or any of its Subsidiaries;

(xi) settle, or offer or propose to settle, (A) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (B) any shareholder litigation or dispute against the Company or any of its Subsidiaries or any of their respective officers or directors or (C) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby; or

(xii) agree, resolve or commit to do any of the foregoing.

Section 6.05. Lock-up Agreements. (a) Each of the Sellers (other than Shanda Networking) shall execute and deliver to Buyer a Lock-Up Agreement under which such Seller (or Shanda Media, as applicable) will agree not to transfer or dispose of any of its Consideration Shares acquired pursuant to this Agreement by the second anniversary of the Closing Date without the prior written consent of Buyer.

(b) Shanda Networking shall cause Shanda Media to execute and deliver to Buyer a Lock-Up Agreement under which Shanda Media will agree not to transfer or dispose of any of Shanda Networking’s Consideration Shares acquired pursuant to this Agreement within 181 days following the Closing Date without the prior written consent of Buyer.

Section 6.06. Noncompetition. (a) Each Seller (other than Shanda Networking) agrees that for a period of three full years after the Closing Date, neither it nor any of its Affiliates shall:

(i) engage, either directly or indirectly, as a principal or for its own account or solely or jointly with others, or as shareholders in any company, in any business that competes with the business of Buyer and its Subsidiaries as it exists on the Closing Date; or

(ii) employ or solicit, or receive or accept the performance of services by any current employee of the Company or any of its Subsidiaries.

Section 6.07. Employment Agreement. Each Seller (other than Shanda Networking and Mr. Wu) agrees that he will enter into an employment agreement with Buyer prior to the Closing in a form satisfactory to Buyer, which will provide for a service term of two years from the Closing Date (collectively, the “Employment Agreements”).

Section 6.08. Resignation. Mr. Yang agrees that (x) prior to the Closing, he will resign from all companies (other than the Company and its Subsidiaries) to which he currently provides any service, by which he currently is employed or in which he currently holds any position as an employee and (y) after the Closing, he will devote his time and efforts to work for Buyer;

provided that Mr. Yang may continue to hold his position as directors of companies other than the Company and its Subsidiaries if he currently holds such position.

Section 6.09. Domain Name Transfer. Mr. Yang agrees that, prior to the Closing, he will transfer the domain name www.pipi.com to a company designated by Buyer at a price of RMB 1,000,000 and enter into all agreements and instruments and obtain and make all government consents and filings to effect such transfer by the Closing.

Section 6.10. ADS Facility. (a) Each Seller agrees that such Seller shall not, prior to the day on which all of such Seller’s Consideration Shares have become freely transferrable under the 1933 Act and under such Seller’s Lock-Up Agreement, deposit any of its Consideration Shares into the unrestricted ADS facility of Buyer with the depositary of the ADSs nor request the issuance of by such depositary of any unrestricted ADSs in respect of any such Consideration Shares.

(b) Each Seller agrees that when ADSs are issued to such Seller with respect to the Consideration Shares of such Seller, the number of such ADSs shall be rounded down to a whole number such that after such issuance such Seller shall not hold any Buyer Shares not represented in ADSs.

Section 6.11. Waiver of Existing Rights. Each Seller hereby waives its right of first refusal, right of co-sale and right of first offer and similar rights with respect to the sale of any equity interest in the Company by each other Seller under this Agreement, regardless where such rights are set forth.

Section 6.12. SAFE Registration. Each Seller will make reasonable endeavors to complete all necessary foreign exchange registrations with the State Administration of Foreign Exchange of the PRC required by the Applicable Laws for the holding of such Seller’s Consideration Shares as soon as practicable following the Closing.

Section 6.13. Conduct of Buyer. From the date hereof until the Closing Date, Buyer shall conduct its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, from the date hereof until the Closing Date Buyer shall not:

(a) amend its memorandum and articles of association (whether by merger, consolidation or otherwise);

(b) (i) split, combine or reclassify any shares of its capital stock or (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(c)	merge with or into any Person; or

(d)	agree, resolve or commit to do any of the foregoing.

Section 6.14. Buyer Shareholder Meeting. Buyer shall use its commercially reasonable best efforts to take all actions in accordance with law, the organizational documents of Buyer and the rules of NASDAQ to promptly and duly call, give notice of, convene and hold as promptly as practicable, a meeting of its shareholders for the purpose of approving the issuance of Buyer Shares pursuant to this Agreement.

Section 6.15. NASDAQ Listing. Buyer shall use its commercially reasonable efforts to cause the Buyer Shares to be authorized for listing on NASDAQ, subject to official notice of issuance, as soon as reasonably practicable.

Section 6.16. Confidentiality. (a) Each party will hold, and cause its respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, the existence of and parties to this Agreement and the terms of and the transactions contemplated by this Agreement.

(b) After the Closing, each Seller and its Affiliates will hold, and will use their commercially reasonable best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Company and its Subsidiaries, except to the extent that such information can be shown to have been (i) previously known on a nonconfidential basis by such Seller, (ii) in the public domain through no fault of such Seller or its Affiliates or (iii) later lawfully acquired by such Seller from sources other than those related to its prior ownership of the Company and its Subsidiaries. The obligation of each Seller and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information.

Section 6.17. Board Seat. Promptly after the Closing Date, Buyer shall increase the size of the Board of Directors of Buyer from nine to 11 and cause an individual to be designated by the Company on the Closing Date to be appointed as a member of the Board of Directors of Buyer whose term shall be one year from the date of appointment (the “Initial Company Designee”). So long as the Sellers (excluding Shanda Networking) hold at least 9% of the outstanding Buyer Shares, Mr. Yang will have the right to designate a member of the Board of Directors of Buyer after the Initial Company Designee has served his term.

ARTICLE 7
CONDITIONS TO CLOSING

Section 7.01. Conditions to Obligations of Buyer and Sellers. The obligations of Buyer and Sellers to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction of the following conditions:

(a) All actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Closing shall have been taken, made or obtained.

(b)  No Applicable Law shall prohibit the consummation of the Closing.

(c) The shareholders of Buyer shall have approved the issuance of the Buyer Shares to Sellers pursuant to 0.

Section 7.02. Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction of the following conditions:

(a) (i) Each Seller shall have performed all of its or his obligations hereunder required to be performed by it or him/her on or prior to the Closing Date, (ii) the representations and warranties of each Seller contained in this Agreement and in any certificate or other writing delivered by the Sellers pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such time, and (iii) Buyer shall have received a certificate signed by such Seller (if an individual) or a director of such Seller (if not an individual) to the foregoing effect.

(b)  Buyer shall have received the resignation letters of all directors of the Company.

(c) Each of the Sellers (other than Shanda Networking) and Shanda Media shall have executed and delivered to Buyer such Seller’s Lock-Up Agreement and such agreement shall remain in full force and effect.

(d) The Sellers (other than Shanda Networking and Mr. Wu) shall have executed and delivered to Buyer the Employment Agreements.

(e) Mr. Yang shall have transferred the domain name www.pipi.com to a company designated by Buyer at a price of RMB 1,000,000.

(f) Mr. Yang shall have resigned from all companies (other than the Company and its Subsidiaries) to which he currently provides any service, by which he currently is employed or in which he currently holds any position as an employee (other than as a director).

Section 7.03. Conditions to Obligations of Sellers. The obligations of each Seller to consummate the transactions contemplated hereby at the Closing are subject to the satisfaction of the following conditions:

(a) (i) Buyer shall have performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date, (ii) the representations and warranties of Buyer contained in this Agreement and in any certificate or other writing delivered by Buyer pursuant hereto shall be true in all material respects at and as of the Closing Date as if made at and as of such date and (iii) such Seller shall have received a certificate signed by the Chief Executive Officer of Buyer to the foregoing effect.

ARTICLE 8
TERMINATION

Section 8.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)  by mutual written agreement of the Company and Buyer;

(b) by either the Company or Buyer if the Closing shall not have been consummated on or before June 30, 2011 (the “Drop Dead Date”); or

(c) by either the Company or Buyer if there shall be any Applicable Law that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction.

The party desiring to terminate this Agreement pursuant to clauses 8.01(b) or 8.01(c) shall give notice of such termination to the other party.

Section 8.02. Effect of Termination. If this Agreement is terminated as permitted by Section 9.01, such termination shall be without liability of either party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the (i) willful failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of

Sections 6.03, 6.16(a), 9.03, 9.05 and 9.08 shall survive any termination hereof pursuant to Section 9.01.

ARTICLE 9
MISCELLANEOUS

Section 9.01. Notices. Any notice, instruction, direction or demand under the terms of this Agreement required to be in writing shall be duly given upon delivery, if delivered by hand, facsimile transmission, or mail, to the following addresses:

If to any Seller, to the address of such Seller set forth opposite the name of such Seller on Schedule I.

If to the Company to:

Hangzhou Soushi Networking Co., Ltd.
Room 5B, Building B, Paradise Software Park,
No. 3 Xidoumen Road, Hangzhou 310012,
the People’s Republic of China
Attn:   Lianghai Yang
Facsimile: (86 0571) 88935755

If to Buyer to:

Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
Beijing 100020, the People’s Republic of China
Attn:   Xiaomei Pang
Facsimile: (86 10) 5758-6898

or to such other addresses or telecopy numbers as may be specified by like notice to the other party. All such notices, requests and other communications shall be deemed given, (a) when delivered in person or by courier or a courier services, (b) if sent by facsimile transmission (receipt confirmed) on a Business Day prior to 5 p.m. in the place of receipt, on the date of transmission (or, if sent after 5 p.m., on the following Business Day) or (c) if mailed by certified mail (return receipt requested), on the date specified on the return receipt.

Section 9.02. Amendments; No Waivers. (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and each Seller, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 9.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 9.04. Successors and Assigns; Assignment. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. If any party or any of its successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such party shall assume all of the obligations of such party under the Agreement.

Section 9.05. Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York, without regard to the conflicts of laws rules thereof.

Section 9.06. Counterparts; Effectiveness; Third-Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Neither this Agreement nor any provision hereof is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and permitted assigns.

Section 9.07. Entire Agreement. This Agreement and the Lock-Up Agreements of the Sellers constitute the entire understanding of the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 9.08. Jurisdiction. Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the Notice of Arbitration is submitted in accordance with these Rules. The dispute shall be resolved by one arbitrator appointed by the parties. If the parties cannot agree on one arbitrator, the dispute shall be resolved by three arbitrators, one appointed by Seller, one appointed by Buyer and the third appointed by the first two arbitrators. The arbitration proceedings shall be conducted in English. Any award is final and may be enforced in any court of competent jurisdiction. The award shall apportion the costs of arbitration. The parties shall duly and punctually perform their obligations hereunder pending issuance of the arbitral award.

Section 9.09. Termination. This Agreement may be terminated at any time prior to the Closing by mutual written agreement of Buyer, on the one side, and the Sellers collectively, on the other side. In the event this Agreement is terminated pursuant to the preceding sentence, none of the parties hereto nor any of its directors or officers (if applicable) shall have any liability or further obligation to the other party.

Section 9.10. Severability. If any one or more of the provisions contained in this Agreement should be declared invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a declaration, the parties shall modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby are consummated as originally contemplated to the fullest extent possible.

Section 9.11. Captions. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

Section 9.12. Specific Performance. Each party to this Agreement acknowledges and agrees that damages for a breach or threatened breach of any of the provisions of this Agreement would be inadequate and irreparable harm would occur. In recognition of this fact, each party agrees that, if there is a breach or threatened breach, in addition to any damages, the other non-breaching party to this Agreement, without posting any bond, shall be entitled to seek and obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction, attachment, or any other equitable remedy which may then be available to obligate the breaching party (i) to perform its obligations under this Agreement or (ii) if the breaching party is unable, for whatever reason, to perform those obligations, to take any other actions as are necessary, advisable or appropriate to give the other party to this Agreement the economic effect which comes as close as possible to the performance of those obligations (including, but not limited to, transferring, or granting liens on, the assets of the breaching party to secure the performance by the breaching party of those obligations).

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Ku6 Media Co., Ltd.

By:
Name:
Title:

SHANGHAI SHANDA NETWORKING CO., LTD.

By:
Name:
Title:

LIANGHAI YANG

BIN WU

CHANGZHUANG YANG

ZHONGXUE HUANG

YONG CHEN

KUN ZHANG

		SCHEDULE I
		List of Sellers

NAME	CITIZENSHIP/	PERCENTAGE OF	ADDRESS
	JURISIDCTION	EQUITY
		INTEREST IN
		COMPANY
			Room 5B, Building B, Paradise
Shanghai Shanda			Software Park,
Networking Co.,	PRC	32%	No. 3 Xidoumen Road,
Ltd.			Hangzhou 310012,
			the People’s Republic of China
			Room 5B, Building B, Paradise
	PRC, ID Number:		Software Park,
Lianghai Yang		37.4%	No. 3 Xidoumen Road,
	350322197601131556
			Hangzhou 310012,

			the People’s Republic of China
			Room 5B, Building B, Paradise
	PRC, ID Number:		Software Park,
Bin Wu		21.76%	No. 3 Xidoumen Road,
	330724197310070053
			Hangzhou 310012,

			the People’s Republic of China
			Room 5B, Building B, Paradise
	PRC, ID Number:		Software Park,
Changzhuang Yang		3.54%	No. 3 Xidoumen Road,
	452421197511151013
			Hangzhou 310012,

			the People’s Republic of China
			Room 5B, Building B, Paradise
	PRC, ID Number:		Software Park,
Zhongxue Huang	42212319750826291	2.72%	No. 3 Xidoumen Road,
	X		Hangzhou 310012,
			the People’s Republic of China
	PRC, ID Number:		Room 5B, Building B, Paradise
	332621197411070156		Software Park,
Yong Chen		1.90%	No. 3 Xidoumen Road,
			Hangzhou 310012,
			the People’s Republic of China
	PRC, ID Number:		Room 5B, Building B, Paradise
	340321197810010816		Software Park,
Kun Zhang		0.68%	No. 3 Xidoumen Road,
			Hangzhou 310012,
			the People’s Republic of China
Total		100%

SCHEDULE II

Consideration Shares

NAME OF SELLERS	NUMBER OF CONSIDERATION SHARES

Shanghai Shanda Networking Co., Ltd.	707,876,562
Lianghai Yang	827,330,732
Bin Wu	481,356,062
Changzhuang Yang	78,308,845
Zhongxue Huang	60,169,508
Yong Chen	42,030,171
Kun Zhang	15,042,377
Total	2,212,114,257

EXHIBIT A

FORM OF LOCK-UP AGREEMENT

__________ __, 2011

Ku6 Media Co., Ltd.
Building 6, Zhengtongchuangyi Centre
Beijing 100020, People’s Republic of China
Attention: Pang Xiaomei and Christina Low F.S.

Re: Ku6 Media Co., Ltd. – Lock-up Agreement

Ladies and Gentlemen:

The undersigned understands that Ku6 Media Co., Ltd. (“Buyer”) has entered into an Equity Purchase Agreement (the “EPA”) with the Sellers (as defined in the EPA) including the undersigned dated April 20, 2011, pursuant to which Buyer will issue to the undersigned [●] ordinary shares, par value US$0.00005 per share, of Buyer (the “Subject Shares”) as consideration for the sale of [●]% of the equity interest in Hangzhou Soushi Networking Co., Ltd. (杭州搜视网络有限公司) held by the undersigned to Buyer, at the closing of the transactions contemplated by the EPA.

As a condition and inducement to Buyer’s willingness to consummate the transactions contemplated by the EPA, the undersigned hereby agrees that, without the prior written consent of Buyer, it will not, during the period commencing on the Closing Date (as defined in the EPA) and ending on the [second anniversary of the Closing Date]1[182nd day after the Closing Date]2 (the “Lock-up Period”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subject Share or any securities convertible into or exercisable or exchangeable for the Subject Shares or any interest in the foregoing or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Share, whether or not represented in American Depositary Shares, whether now owned or hereinafter acquired, owned directly by the undersigned (including holding as a custodian) or with respect to which the undersigned has beneficial ownership within the rules and regulations of the Securities and Exchange Commission of the United States of America, and whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Subject Shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, the undersigned may transfer some or all of the Subject Shares held by the undersigned to any Person [which is 100% owned by the undersigned]3 [which is an affiliate of the undersigned]4 if such Person will execute and deliver to Buyer simultaneously with such transfer a Lock-Up Agreement substantially similar to this Lock-Up Agreement.

The undersigned understands that Buyer is relying upon this Lock-up Agreement in proceeding toward consummation of the transactions contemplated by the EPA. The undersigned further understands that this Lock-up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

1 Include for each Seller other than Shanda Networking
2 Include for Shanda Media only
3 Include for each Seller other than Shanda Networking
4 Include for Shanda Media only

This Lock-up Agreement shall terminate upon the expiration of the Lock-up Period.

KU6 MEDIA CO., LTD.

By:
Name:
Title:

[Name of Seller]

2